

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 1, 2017

Derek Dubner
Chief Executive Officer
Red Violet, Inc.
2650 North Military Trail, Suite 300
Boca Raton, FL 33431

> **Re:** **Red Violet, Inc.**
> **Draft Registration Statement on Form 10**
> **Submitted November 6, 2017**
> **CIK No. 0001720116**

Dear Mr. Dubner:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 12

1.   We note that the officers and directors of Cogint will also be serving as officers and directors of Red Violet. Please add a risk factor regarding any potential conflict of interests of your officers and directors who are serving in both capacities.

Our and Cogint's inability to obtain all material authorizations, consents, approvals and clearances of third parties…, page 13

2.   You state that there are numerous "Third-Party Approvals" that Red Violet and Cogint must obtain in connection with the Spin-off and the Blue Focus transaction. Please specify the approvals that you must obtain for each transaction and the status of those approvals.

Business

Concentration of Suppliers, page 44

3.   You disclose that one data supplier accounted for 28% of the total cost of revenues during the year ended December 31, 2016. Please identify this supplier and disclose the material terms of your agreement with the supplier, including but not limited to, any termination provision and minimum purchase commitments. In addition, add a risk factor disclosing your reliance on this supplier and the effect on your business if the relationship terminates.

Our Intellectual Property, page 44

4.   You disclose that you rely upon a combination of patent, copyright, trademark and trade secret laws, as well as other intellectual property laws. Please disclose the nature of your material intellectual property and the duration of any patents, trademarks, licenses, franchises and concessions held by the company. Refer to Item 101(h)(vii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 50

5.   Please clarify whether your reporting unit is at risk of failing step one of your goodwill impairment test. If so, provide expanded disclosure of the methods and key assumptions used in your quantitative assessment and describe any potential events or changes in circumstances that could be reasonably expected to negatively affect those assumptions. Please also disclose the percentage by which the fair value exceeded carrying value.

Results of Operations, page 52

6.   Please revise to provide further insight as to the drivers of your revenue growth. For example, discuss whether your revenue growth was due to increased prices, increased volume, or both. If two or more factors contribute to material changes in revenue, please provide disclosure demonstrating the relative magnitude of each factor, such as the number of subscribers or transactions or the percent change in the average price per subscription or transaction. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Forward-Looking Statements, page 57

7.   Please note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 (PSLRA) applies to issuers that are subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange

Act of 1934 at the time the statements are made. Please revise to remove the implication in this section and on pages 12 and 46 that the statements in your registration statement are within the protection of the PSLRA or tell us why you believe that the safe harbor is available to you.

Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Operations, page F-4

8.   While cost of revenue may exclude depreciation and amortization, presenting a measure of gross profit that excludes such amounts is not consistent with SAB Topic 11.B. Please revise accordingly**.**

Note 2. Summary of significant accounting policies

(g) Intangible assets other than goodwill, page F-10

9.   Please tell us how your policy of amortizing internal use software beginning when the products become commercially viable complies with ASC 350-40-35-6.

(k) Revenue recognition, page F-11

10.   Please disclose the circumstances under which your arrangements may be cancelled. Please also clarify when you invoice your customers under your various arrangements (e.g. monthly, quarterly, annually, etc.).

11.   Please disclose your revenue recognition policy related to resellers, distributors and partners. Clarify in your disclosures if such revenue is recognized on a sell-in or sell-through basis and disclose the nature of, and accounting for, any return rights, rebates or price concessions offered to your resellers. Refer to ASC 605-50-50-1.

(s) Recently issued accounting standards, page F-14

12.   Given your stated intention to take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, please disclose the correct adoption dates that would otherwise apply to nonpublic entities, where appropriate. Your disclosure should also include the date on which you will adopt such standards, if different, assuming you will remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Note 10. Related party transactions, page F-20

13.   We note that certain expenses were allocated by Cogint to Red Velvet. Please revise to clarify what type of expenses were allocated to Red Velvet and include an explanation of the allocation methodology used along with management's assertions that the methods used are reasonable.   Please also disclose an estimate of additional expenses that would

have been incurred on a standalone basis for each year in which an income statement is required. Refer to Question 2 of SAB Topic 1:B.

Unaudited Consolidated and Combined Pro Forma Financial Statements, page PF-1

14.   Your disclosure on page 34 indicates that your stock based compensation arrangements may be accelerated as a result of the spin-off. Please tell us how you considered the acceleration of these awards in your pro forma balance sheet presentation, including whether an adjustment to reflect the estimated expense in your pro forma retained earnings was necessary**.**

15.   Please revise Note (b) to clarify that the full $20 million may not ultimately be contributed by Cogint and explain the circumstances under which a lesser capital contribution will be provided. Refer to Rule 11-02(b)(8) of Regulation S-X**.**

Exhibits

16.   Please tell us whether you intend to file the Separation and Distribution agreement with Cogint.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or, in his absence, the undersigned at (202) 551-3453. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Josh Weingard, Esq.
        Corporate Counsel and Secretary
        Cogint, Inc.